UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2014
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Corporate Management

Board of Directors

        In office until the approval of the financial statements as of and for the year ending December 31, 2014.

Chairman	Leonardo Del Vecchio
Deputy Chairman	Luigi Francavilla
Chief Executive Officer	Andrea Guerra
Directors	Roger Abravanel*
Mario Cattaneo*
Enrico Cavatorta**
Claudio Costamagna*
Claudio Del Vecchio
Elisabetta Magistretti*
Marco Mangiagalli*
Anna Puccio*
Marco Reboa* (Lead Independent Director)

*
Independent director

**
General Manager—Central Corporate Functions

Human Resources Committee	Claudio Costamagna (Chairman)
Roger Abravanel
Anna Puccio
Control and Risk Committee	Mario Cattaneo (Chairman)
Elisabetta Magistretti
Marco Mangiagalli
Marco Reboa

Board of Statutory Auditors

        In office until the approval of the financial statements as of and for the year ending December 31, 2014

Regular Auditors	Francesco Vella (Chairman)
Alberto Giussani
Barbara Tadolini
Alternate Auditors	Giorgio Silva
Fabrizio Riccardo di Giusto
Officer Responsible for Preparing the Company's Financial Reports	Enrico Cavatorta

Auditing Firm

        Until approval of the financial statements as of and for the year ending December 31, 2020.

PricewaterhouseCoopers SpA

Luxottica Group S.p.A.
Headquarters and registered office • Via C. Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,676,710.38
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM
FINANCIAL RESULTS AS OF MARCH 31, 2014
(UNAUDITED)

        The following should be read in connection with the disclosure contained in the consolidated financial statements as of December 31, 2013, which includes a discussion of risks and uncertainties that can influence the Group's operational results or financial position. During the first three months of 2014, there were no changes to the risks reported as of December 31, 2013.

1.     OPERATING PERFORMANCE FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2014

        The Group's growth in the first quarter of 2014 was significantly affected by the weakening of certain currencies in which it operates. At constant exchange rates(1), the Group confirmed solid growth in the main markets in which it conducts business.

        Net sales decreased from Euro 1,864.1 million in the first three months of 2013 to Euro 1,842.3 million in the first three months of 2014 (-1.2 percent at current exchange rates and +4.2 percent at constant exchange rates(1)).

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")(2) in the first three months of 2014 decreased by 1.5 percent to Euro 359.9 million from Euro 365.3 million in the same period of 2013.

        Operating income for the first three months of 2014 decreased by 1.7 percent to Euro 270.2 million from Euro 274.8 million during the same period of the previous year. The Group's operating margin in the first three months of 2014 was 14.7 percent in line with last year.

        In the first three months of 2014 net income attributable to Luxottica Stockholders decreased by 1.2 percent to Euro 157.3 million from Euro 159.2 million in the same period of 2013. Earnings per share ("EPS") was Euro 0.33 and EPS expressed in USD was 0.45 (at an average rate of Euro/USD of 1.3696).

        By carefully controlling working capital, the Group generated positive free cash flow(3) in the first three months of 2014 equal to Euro 60 million. Net debt as of March 31, 2014 was Euro 1,429 million (Euro 1,461 million at the end of 2013), with a ratio of net debt to adjusted EBITDA(4) of 1.0x (1.0x as of December 31, 2013).

2.     SIGNIFICANT EVENTS DURING THE THREE MONTHS ENDED MARCH 31, 2014

January

        Luxottica Group S.p.A. announced that Standard & Poor's raised its long-term credit rating to A- from BBB+. The outlook is stable. Standard & Poor's disclosed that Luxottica improved its credit metrics since its long-term rating outlook was increased to positive on March 27, 2013.

(1)
We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three-month period ended March 31, 2013. Please refer to Attachment 1 for further details on exchange rates.
(2)
For a further discussion of EBITDA and adjusted EBITDA, see page 9—"Non-IFRS Measures."
(3)
For a further discussion of free cash flow, see page 9—"Non-IFRS Measures."
(4)
For a further discussion of net debt and net debt to adjusted EBITDA, see page 9—"Non-IFRS Measures."

        On January 31, 2014 the Group closed the acquisition of glasses.com from WellPoint Inc. The transaction was previously announced on January 7, 2014.

March

        On March 24, 2014, the Group and Google Inc. announced they are joining forces to design, develop and distribute a new breed of eyewear for Glass products. Luxottica's two major proprietary brands, Ray-Ban and Oakley, will be a part of the collaboration with Glass. In particular, the two companies will establish a team of experts devoted to working on the design, development, tooling and engineering of Glass products that straddle the line between high-fashion, lifestyle and innovative technology.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 7.3 billion in 2013, over 73,400 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 to the Condensed Consolidated Financial Report as of March 31, 2014 (unaudited) for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow, GMO and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through various acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $1.3696 in the first three months of 2014 from Euro 1.00 = U.S. $1.3200 in the same period of 2013. With the acquisition of OPSM, our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand of our products or our consolidated profitability. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. This discussion should be read in conjunction with the risk factor discussion in Section 8 of the Management Report included with the 2013 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (UNAUDITED)

	Three months ended March 31,

(Amounts in thousands of Euro)	2014	% of net sales	2013	% of net sales

Net sales	1,842,334	100.0%	1,864,119	100.0%
Cost of sales	664,142	36.0%	660,595	35.4%

Gross profit	1,178,192	64.0%	1,203,524	64.6%

Selling	547,667	29.7%	562,020	30.1%
Royalties	36,003	2.0%	36,170	1.9%
Advertising	108,504	5.9%	111,553	6.0%
General and administrative	215,804	11.7%	218,964	11.7%
Total operating expenses	907,978	49.3%	928,706	49.8%

Income from operations	270,214	14.7%	274,817	14.7%

Other income/(expense)
Interest income	2,831	0.2%	2,548	0.1%
Interest expense	(26,029)	(1.4)%	(26,555)	(1.4)%
Other—net	1,345	0.0%	177	0.0%

Income before provision for income taxes	248,360	13.5%	250,987	13.5%

Provision for income taxes	(89,382)	(4.9)%	(90,366)	(4.8)%

Net income	158,978	8.6%	160,621	8.6%

Attributable to
—Luxottica Group stockholders	157,327	8.5%	159,234	8.5%
—non-controlling interests	1,651	0.1%	1,387	0.1%

NET INCOME	158,978	8.6%	160,621	8.6%

        Net Sales.    Net sales decreased by Euro 21.8 million, or 1.2% percent, to Euro 1,842.3 million in the first three months of 2014 from Euro 1,864.1 million in the same period of 2013. This decrease was attributable to the fluctuation of various currencies in which we conduct business. Net sales in the manufacturing and wholesale distribution segment in the first three months of 2014 as compared to the same period in 2013 increased by Euro 23.6 million, whereas net sales in the retail distribution segment decreased by Euro 45.4 million for the same period.

        Net sales for the retail distribution segment decreased by Euro 45.4 million, or 4.2 percent, to Euro 1,037.7 million in the first three months of 2014 from Euro 1,083.1 million in the same period in 2013. Although there was an overall decrease, the retail segment recorded a 1.9 percent improvement in comparable store sales(5). In particular, comparable store sales for the North American retail operations increased slightly in the first three months of 2014 as compared ot the same period of last year (+0.1 percent). During the same periods the Australian/New Zealand retail operations increased 3.6 percent. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 62.4 million during the period.

(5)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 23.6 million, or 3.0 percent, to Euro 804.6 million in the first three months of 2014 from Euro 781.0 million in the same period in 2013. This growth was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban, and of certain licensed brands such as Armani and Tiffany. Almost all of the primary geographic markets in which the Group operates recorded an increase in net sales. These positive effects were partially offset by negative currency fluctuations, in particular the weakening of the U.S. Dollar and the Brazilian Real, which decreased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 38.2 million.

        In the first three months of 2014, net sales in the retail distribution segment accounted for approximately 56.3 percent of total net sales, as compared to approximately 58.1 percent of total net sales for the same period in 2013.

        In the first three months of 2014, net sales in our retail distribution segment in the United States and Canada comprised 77.8 percent of our total net sales in this segment as compared to 78.1 percent of our total net sales in the same period of 2013. In U.S. dollars, retail net sales in the United States and Canada slightly decreased by 1.0 percent to USD 1,106.1 million in the first three months of 2014 from USD 1,116.9 million for the same period in 2013. This slight decrease was mainly caused by bad weather conditions occurring in this geographic region during the period. During the first three months of 2014, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 22.2 percent of our total net sales in the retail distribution segment and decreased by 2.9 percent to Euro 230.1 million in the first three months of 2014 from Euro 236.9 million, or 21.9 percent of our total net sales in the retail distribution segment for the same period in 2012. This decrease was primarily due to the negative effect from the fluctuation of certain currencies in which we operate.

        In the first three months of 2014, net sales to third parties in our manufacturing and wholesale distribution segment in Europe increased by Euro 19.2 million to Euro 353.8 million, comprising 44.0 percent of our total net sales in this segment, compared to Euro 334.6 million, or 42.8 percent of total net sales in the segment, for the same period in 2013. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were USD 285.8 million and comprised 25.9 percent of our total net sales in this segment for the first three months of 2014, compared to USD 270.1 million, or 26.2 percent of total net sales in the segment, for the same period of 2013. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the first three months of 2014, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world slightly increased by Euro 0.3 million or 0.1 percent to Euro 242.1 million, comprising 30.1 percent of our total net sales in this segment, compared to Euro 241.8 million, or 31.0 percent of our net sales in this segment, in the same period of 2013.

        Cost of Sales.    Cost of sales increased by Euro 3.5 million, or 0.5 percent, to Euro 664.1 million in the first three months of 2014 from Euro 660.6 million in the same period of 2013. As a percentage of net sales, cost of sales increased to 36.0 percent in the first three months of 2014 as compared to 35.4 percent in the same period of 2013. In the first three months of 2014, the average number of frames produced daily in our facilities was approximately 290,900 as compared to approximately 302,700 in the same period of 2013.

        Gross Profit.    Our gross profit decreased by Euro 25.3 million, or 2.1 percent, to Euro 1,178.2 million in the first three months of 2014 from Euro 1,203.5 million for the same period of 2013. As a percentage of net sales, gross profit decreased to 64.0 percent in the first three months of 2014 as compared to 64.6 percent for the same period of 2013, due to the factors noted above.

        Operating Expenses.    Total operating expenses decreased by Euro 20.7 million, or 2.2 percent, to Euro 908.0 million in the first three months of 2014 from Euro 928.7 million in the same period of 2013. As a percentage of net sales, operating expenses decreased to 49.3 percent in the first three months of 2014, from 49.8 percent in the same period of 2013.

        Selling and advertising expenses (including royalty expenses) decreased by Euro 17.6 million, or 2.5 percent, to Euro 692.2 million in the first three months of 2014 from Euro 709.7 million in the same period of 2013. Selling expenses decreased by Euro 14.4 million, or 2.6 percent. Advertising expenses decreased by Euro 3.1 million, or 2.7 percent. Royalties decreased by Euro 0.2 million, 0.5 percent. As a percentage of net sales, selling and advertising expenses (including royalty expenses) were 37.6 percent in the first three months of 2014 and 38.1 percent in the same period of 2013.

        General and administrative expenses, including intangible asset amortization decreased by Euro 3.2 million, or 1.4 percent, to Euro 215.8 million in the first three months of 2014 as compared to Euro 219.0 million in the same period of 2013. As a percentage of net sales, general and administrative expenses were 11.7 percent in the first three months of 2014 and 2013.

        Income from Operations.    For the reasons described above, income from operations decreased by Euro 4.6 million, or 1.7 percent, to Euro 270.2 million in the first three months of 2014 from Euro 274.8 million in the same period of 2013. As a percentage of net sales, income from operations was 14.7 percent in the first three months of 2014 and 2013.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (21.9) million in the first three months of 2014 as compared to Euro (23.8) million in the same period of 2013. Net interest expense was Euro 23.2 million in the first three months of 2014 as compared to Euro 24.0 million in the same period of 2013.

        Net Income.    Income before taxes decreased by Euro 2.6 million, or 1.0 percent, to Euro 248.4 million in the first three months of 2014 from Euro 251.0 million in the same period of 2013, for the reasons described above. As a percentage of net sales, income before taxes was 13.5 percent in the first three months of 2014 and 2013.

        Net income attributable to non-controlling interests in the first three months of 2014, increased to Euro 1.7 million from Euro 1.4 million in the first three months of 2013.

        Net income attributable to Luxottica Group stockholders decreased by Euro 1.9 million, or 1.2 percent, to Euro 157.3 million in the first three months of 2014 from Euro 159.2 million in the same period of 2013. Net income attributable to Luxottica Group stockholders as a percentage of net sales was 8.5 percent in the first three months of 2014 and 2013.

        Basic earnings per share were Euro 0.33 and 0.34 in the first three months of 2014 and 2013.

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

(Amounts in thousands of Euro)		As of March 31, 2014	As of March 31, 2013
		(unaudited)

A)	Cash and cash equivalents at the beginning of the period	617,995	790,093
B)	Net cash provided by operating activities	127,432	23,761
C)	Cash used in investing activities	(110,584)	(187,615)
D)	Cash provided by/(used in) financing activities	514,435	(51,976)
E)	Effect of exchange rate changes on cash and cash equivalents	114	7,831
F)	Net change in cash and cash equivalents	531,397	(208,000)

G)	Cash and cash equivalents at the end of the period	1,149,393	582,096

        Operating activities.    Cash provided by operating activities was Euro 127.4 million and Euro 23.8 million for the first three months of 2014 and 2013, respectively.

        Depreciation and amortization were Euro 89.6 million in the first three months of 2014 as compared to Euro 90.5 million in the same period of 2013.

        Cash used in accounts receivable was Euro (160.7) million in the first three months of 2014, compared to Euro (215.6) million in the same period of 2013. This change was primarily due to the improved timing of accounts receivable collections in the first three months of 2014 as compared to the same period of 2013. Cash generated/(used) in inventory was Euro 21.6 million in the first three months of 2014 as compared to Euro (9.8) million in the same period of 2013. The change in inventory in the first three months of 2013 was mainly due to the launch of the Armani collection which occurred in the second quarter of 2013. The change in inventory in the first three months of 2014 was mainly due to the better management of the Group's inventory and warehouses. Cash used in accounts payable was Euro (62.8) million in the first three months of 2014 compared to Euro (48.4) million in the same period of 2013. The decrease in cash used for accounts payable in 2014 as compared to 2013 is due to better payment terms negotiated by the Group beginning in 2012. Cash generated/(used) in other assets and liabilities, risk funds and employee benefits was Euro 1.9 million and Euro (29.8) million in the first three months of 2014 and 2013, respectively. The cash used in the first three months of 2013 was mainly due to the payments made for advances on royalties. Income taxes paid were Euro (15.1) million in the first three months of 2014 as compared to Euro (14.2) million in the same period of 2013. Interest paid was Euro (34.3) million and Euro (37.3) million in the first three months of 2014 and 2013, respectively.

        Investing activities.    Our cash used in investing activities was Euro (110.6) million for the first three months of 2014 as compared to Euro (187.6) million for the same period in 2013. The cash used in investing activities in the first three months of 2014 primarily consisted of (i) Euro (50.2) million in capital expenditures, (ii) Euro (31.0) million for the acquisition of intangible assets related to the creation of a new IT platform, (iii) Euro (29.3) million (net of cash acquired), mainly related to the acquisition of glasses.com. Cash used in investing activities in the first three months of 2013 primarily consisted of (i) Euro (42.6) million in capital expenditures, (ii) Euro (27.0) million for the acquisition of intangible assets, (iii) Euro (72.1) million, mainly related to the acquisition of Alain Mikli, and (iv) Euro (45.0) million, related to the acquisition of 36.33 percent stake in Salmoiraghi & Viganò.

        Financing activities.    Our cash provided by/(used) in financing activities for the first three months of 2014 and 2013 was Euro 514.4 million and Euro (52.0) million, respectively. Cash provided by/(used in) financing activities for the first three months of 2014 consisted primarily of the issuance of a new bond of Euro 500 million. Cash provided by/(used in) financing activities for the first three months of 2013 consisted primarily of Euro (94.5) million in cash used to repay short and long-term debt expiring during the first three months of 2013, partially offset by the proceeds from the exercise of stock options for Euro 44.1 million.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS (Amounts in thousands of Euro)	March 31, 2014 (unaudited)	December 31, 2013 (audited)

CURRENT ASSETS:
Cash and cash equivalents	1,149,393	617,995
Accounts receivable—net	844,198	680,296
Inventories—net	681,284	698,950
Other assets	263,855	238,761

Total current assets	2,938,729	2,236,002
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,181,955	1,183,236
Goodwill	3,063,790	3,045,216
Intangible assets—net	1,267,965	1,261,137
Investments	58,177	58,108
Other assets	122,625	126,583
Deferred tax assets	180,213	172,623

Total non-current assets	5,874,725	5,846,903

TOTAL ASSETS	8,813,454	8,082,905

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2014 (unaudited)	December 31, 2013 (audited)

CURRENT LIABILITIES:
Short term borrowings	65,182	44,921
Current portion of long-term debt	312,220	318,100
Accounts payable	617,599	681,151
Income taxes payable	101,961	9,477
Short term provisions for risks and other charges	132,465	123,688
Other liabilities	528,823	523,050

Total current liabilities	1,758,251	1,700,386
NON-CURRENT LIABILITIES:
Long-term debt	2,201,206	1,716,410
Employee benefits	100,198	76,399
Deferred tax liabilities	252,578	268,078
Long term provisions for risks and other charges	98,241	97,544
Other liabilities	75,371	74,151

Total non-current liabilities	2,727,594	2,232,583
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	4,319,599	4,142,828
Non-controlling interests	8,009	7,107

Total stockholders' equity	4,327,609	4,149,936

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,813,454	8,082,905

        As of March 31, 2014, total assets increased by Euro 730.6 million to Euro 8,813.5 million, compared to Euro 8,082.9 million as of December 31, 2013.

        In the first three months of 2014, non-current assets increased by Euro 27.8 million, due to increases in intangible assets (including goodwill) of Euro 25.4 million and deferred tax assets of Euro 7.6 million, partially offset by decreases in other assets of Euro 4.0 million and in property, plant and equipment of Euro 1.3 million.

        The increase in intangible assets was due to capitalized software and other intangible asset additions of Euro 30.9 million, acquisitions that occurred in the first three months of 2014 of Euro 22.3 million, effects of foreign currency fluctuations from December 2013 to March 2014 of Euro 9.1 million, all of which were partially offset by amortization of assets in the period of Euro 36.9 million.

        The decrease in property, plant and equipment was due to the depreciation for the period of Euro 52.7 million, to the negative impact of foreign currency fluctuations from December 2013 to March 2014 of Euro 1.5 million, to the disposals for the period of Euro 2.0 million all of which were partially offset by capital additions in the period of Euro 50.2 million.

        As of March 31, 2014 as compared to December 31, 2013:

  •
  Accounts receivable increased by Euro 163.9 million, primarily due to the increase in net sales during the first three months of 2014 in line with the seasonality of the Group's business which is generally characterized by higher sales in the first half of the year and collection of the related receivables in the second half of the year;

  •
  Inventories decreased by 17.7 million. The reduction is mainly due to improved inventory turns in the first three months of 2014 as compared to December 31, 2013;

  •
  Other current assets increased by Euro 25.1 million which was mainly due to advance payments made for future contracted royalties;

  •
  Accounts payable decreased by Euro 63.6 million, primarily due to payments made in the first three months of 2014;

  •
  Current taxes payable increased by Euro 92.5 million due to the timing of tax payments made by the Group in various jurisdictions;

  •
  Employee benefits increased by Euro 23.8 million which was primarily due to a reduction in the discount rate used to determine employee benefit liabilities.

        Our net financial position as of March 31, 2014 and December 31, 2013 was as follows:

(Amounts in thousands of Euro)	March 31, 2014 (unaudited)	December 31, 2013 (audited)

Cash and cash equivalents	1,149,393	617,995
Bank overdrafts	(65,182)	(44,920)
Current portion of long-term debt	(312,220)	(318,100)
Long-term debt	(2,201,206)	(1,716,410)

Total	(1,429,215)	(1,461,435)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of March 31, 2014, Luxottica together with our wholly-owned Italian subsidiaries, had credit lines aggregating Euro 797.9 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 0.9 percent. At March 31, 2014, Euro 59.7 million was utilized under these credit lines.

        As of March 31, 2014, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 99.9 million (USD 137.7 million converted at applicable exchange rate for the three-month period ended March 31, 2014). The interest is at a floating rate of approximately LIBOR plus 50 basis points. At March 31, 2014, Euro 4.7 million was utilized under these credit lines.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 29 to the Condensed Consolidated Financial Statements as of March 31, 2014 (unaudited).

        On January 29, 2012 the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1-bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

5.     SUBSEQUENT EVENTS

        For further details regarding subsequent events, please refer to Note 33 to the Condensed Consolidated Financial Statements as of March 31, 2014 (unaudited).

6.     2014 OUTLOOK

        The financial results reported for the first three months of 2014 lead management to an optimistic outlook for the full fiscal year primarily driven by the strong performance of the Group's brand portfolio.

NON-IFRS MEASURES

Adjusted measures

        In this Management Report we refer to certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        In 2013, we made such adjustments to the following measures: operating income, operating margin, EBITDA and EBITDA margin. We have also adjusted net income, earnings per share, operating expenses, selling expenses and general and administrative expenses. We adjusted the above items by excluding non-recurring costs related to (i) the reorganization of the acquired Alain Mikli business for Euro 9.0 million (Euro 5.9 million net of the tax effect), (ii) the tax audit of Luxottica S.r.l. (fiscal year 2007) for Euro 26.7 million and (iii) the tax audit of Luxottica S.r.l. (fiscal years subsequent to 2007) for Euro 40.0 million.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and endorsed by the European Union. The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry in order to provide a supplemental view of operations that exclude items that are unusual, infrequent or unrelated to our ongoing operations.

        Non-IFRS measures such as EBITDA, EBITDA margin, free cash flows and the ratio of net debt to EBITDA are included in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared to that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	1Q 2013	1Q 2014	FY 2013	LTM March 2014

Net income/(loss)	159.2	157.3	544.7	542.8
(+)
Net income attributable to non-controlling interest	1.4	1.7	4.2	4.4
(+)
Provision for income taxes	90.4	89.4	407.5	406.5
(+)
Other (income)/expense	23.8	21.9	99.3	97.3
(+)
Depreciation and amortization	90.5	89.6	366.6	365.7

(+)
EBITDA	365.3	359.9	1,422.3	1,416.8
(=)
Net sales	1,864.1	1,842.3	7,312.6	7,290.8
(/)
EBITDA margin	19.6%	19.5%	19.5%	19.4%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	1Q 2013	1Q 2014	FY 2013(1)	LTM March 2014(1)

Adjusted net income/(loss)	159.2	157.3	617.3	615.4
(+)
Net income attributable to non-controlling interest	1.4	1.7	4.2	4.4
(+)
Adjusted provision for income taxes	90.4	89.4	343.9	342.9
(+)
Other (income)/expense	23.8	21.9	99.3	97.3
(+)
Depreciation and amortization	90.5	89.6	366.6	365.7
(+)

Adjusted EBITDA	365.3	359.9	1,431.3	1,425.8
(=)
Net sales	1,864.1	1,842.3	7,312.6	7,290.8
(/)
Adjusted EBITDA margin	19.6%	19.5%	19.6%	19.6%
(=)

The adjusted figures exclude the following:

(1)
(a)            non-recurring tax expense for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 27 million;

(b)
non-recurring tax expense for the tax audit relating to Luxottica S.r.l. (fiscal year subsequent to 2007) of approximately Euro 40 million; and

(c)
non-recurring Alain Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.

Free Cash Flow

        Free cash flow represents EBITDA, as defined above, plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. Our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities. Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

(Amounts in millions of Euro)	Q1 2014

EBITDA(1)	360
Δ working capital	(182)
Capex	(81)

Operating cash flow	97
Financial charges(2)	(23)
Taxes	(15)
Other—net	1

Free cash flow	60

(1)
EBITDA is not an IFRS measure; please see reconciliation of EBITDA to net income provided above.

(2)
Equals interest income minus interest expense.

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long- term debt and long-term debt, less cash. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA, as defined above, and the ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness the ratio of net debt to EBITDA as evaluative tool may have certain limitations, including that the ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

(Amounts in millions of Euro)	March 31, 2014		FY 2013

Long-term debt	2,201.2		1,716.4
(+)
Current portion of long-term debt	312.2		318.1
(+)
Bank overdrafts	65.2		44.9
(+)
Cash	(1,149.4)		(618.0)
(-)
Net debt	1,429.2		1,461.4
(=)
LTM EBITDA	1,416.8		1,422.3
Net debt/EBITDA	1.0	x	1.0	x
Net debt @ avg. exchange rates(1)	1,441.5		1,475.9
Net debt @ avg. exchange rates(1)/EBITDA	1.0	x	1.0	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

(Amounts in millions of Euro)	March 31, 2014		FY 2013(2)

Long-term debt	2,201.2		1,716.4
(+)
Current portion of long-term debt	312.2		318.1
(+)
Bank overdrafts	65.2		44.9
(+)
Cash	(1,149.4)		(618.0)
(-)
Net debt	1,429.2		1,461.4
(=)
LTM Adjusted EBITDA	1,425.8		1,431.3
Net debt/LTM Adjusted EBITDA	1.0	x	1.0	x
Net debt @ avg. exchange rates(1)	1,441.5		1,475.9
Net debt @ avg. exchange rates(1)/LTM EBITDA	1.0	x	1.0	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate EBITDA figures.

(2)
(a)            The adjusted figures exclude non-recurring Alain Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income;

(b)
The adjusted figures exclude non-recurring tax expense for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 27 million;

(c)
The adjusted figures exclude non-recurring tax expense for the tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007) of approximately Euro 40 million;

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward- looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	Note reference	March 31, 2014 (unaudited)	Of which related parties (note 29)	December 31, 2013 (audited)	Of which related parties (note 29)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	1,149,393		617,995	—
Accounts receivable	7	844,198	11,508	680,296	11,616
Inventories	8	681,284		698,950	—
Other assets	9	263,855	652	238,761	931

Total current assets		2,938,729	12,160	2,236,002	12,547
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,181,955		1,183,236	—
Goodwill	11	3,063,790		3,045,216	—
Intangible assets	11	1,267,965		1,261,137	—
Investments	12	58,177	48,928	58,108	49,097
Other assets	13	122,625	803	126,583	778
Deferred tax assets	14	180,213		172,623	—

Total non-current assets		5,874,725	49,731	5,846,903	49,875

TOTAL ASSETS		8,813,454	61,891	8,082,905	62,422

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	65,182	—	44,921	—
Current portion of long-term debt	16	312,220	—	318,100	—
Accounts payable	17	617,599	10,709	681,151	10,067
Income taxes payable	18	101,961	—	9,477	—
Short term provisions for risks and other charges	19	132,465	—	123,688	—
Other liabilities	20	528,823	22	523,050	72

Total current liabilities		1,758,251	10,730	1,700,386	10,095
NON-CURRENT LIABILITIES:
Long-term debt	21	2,201,206	—	1,716,410	—
Employee benefits	22	100,198	—	76,399	—
Deferred tax liabilities	14	252,578	—	268,078	—
Long term provisions for risks and other charges	23	98,241	—	97,544	—
Other liabilities	24	75,371	—	74,151	—

Total non-current liabilities		2,727,594	—	2,232,583	—
STOCKHOLDERS' EQUITY:
Capital stock	25	28,912	—	28,653	—
Legal reserve	25	5,711	—	5,711	—
Reserves	25	4,201,525	—	3,646,830	—
Treasury shares	25	(73,875)	—	(83,060)	—
Net income	25	157,327	—	544,696	—

Luxottica Group stockholders' equity	25	4,319,599	—	4,142,828	—
Non-controlling interests	26	8,009	—	7,107	—

Total stockholders' equity		4,327,609	—	4,149,936	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,813,454	10,730	8,082,905	10,095

CONSOLIDATED STATEMENT OF INCOME

(Amounts in thousands of Euro)(1)	Note reference	Three Months ended March 31, 2014 (unaudited)	Of which related parties (note 29)	Three Months ended March 31, 2013 (unaudited)	Of which related parties (note 29)

Net sales	27	1,842,334	4,241	1,864,119	1,237
Cost of sales	27	664,142	12,922	660,595	12,866
Gross profit		1,178,192	(8,861)	1,203,524	(11,628)

Selling	27	547,667	—	562,020	1
Royalties	27	36,003	255	36,170	308
Advertising	27	108,504	24	111,553	99
General and administrative	27	215,804	221	218,964	—
Total operating expenses		907,978	500	928,707	407

Income from operations		270,214	(9,182)	274,817	(12,036)

Other income/(expense)
Interest income	27	2,831	—	2,548	—
Interest expense	27	(26,029)	—	(26,555)	—
Other—net	27	1,345	1	177	1

Income before provision for income taxes		248,360	(9,180)	250,987	(12,035)

Provision for income taxes	27	(89,382)	—	(90,366)	—
Net income		158,978	—	160,621	—

Of which attributable to:
—Luxottica Group stockholders		157,327	—	159,233	—
—Non-controlling interests		1,651	—	1,387	—

NET INCOME		158,978		160,621

Weighted average number of shares outstanding:
Basic		473,699,357		469,697,345
Diluted		477,383,188		472,742,228
EPS:
Basic		0.33		0.34
Diluted		0.33		0.34

(1)
Except per share data

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands of Euro)	Three Months ended March 31, 2014 (unaudited)	Three Months ended March 31, 2013 (unaudited)

Net income	158,978	160,621
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedge—net of tax of Euro 0.0 million and 0.2 million as of March 31, 2014 and March 31, 2013, respectively	—	150
Currency translation differences	16,158	99,813

Total items that may be reclassified subsequently to profit or loss:	16,158	99,963

Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans—net of tax of Euro 11.1 million and Euro 14.1 million as of March 31, 2014 and March 31, 2013, respectively	(15,632)	26,959

Total items that will not be reclassified to profit or loss	(15,632)	26,959

Total other comprehensive income—net of tax	526	126,922

Total comprehensive income for the period	159,505	287,543

Attributable to:
—Luxottica Group stockholders' equity	157,549	286,029
—Non-controlling interests	1,956	1,514

Total comprehensive income for the period	159,505	287,543

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 (UNAUDITED)

	Capital stock
			Legal reserve	Additional paid-in capital	Retained earnings	Stock options reserve	Translation of foreign operations and other	Treasury shares	Stockholders' equity	Non- controlling interests
(Amounts in thousands of Euro, except share data)	Number of shares	Amount

	Note 25									Note 26

Balance as of January 1, 2013	473,238,197	28,394	5,623	328,742	3,633,481	241,286	(164,224)	(91,929)	3,981,372	11,868

Total Comprehensive Income as of March 31, 2013	—	—	—	—	186,343	—	99,686	—	286,029	1,514

Exercise of stock options	2,472,636	148	—	43,990	—	—	—	—	44,138	—
Non-cash stock based compensation	—	—	—	—	—	5,847	—	—	5,847	—
Tax benefit on stock options	—	—	—	6,192	—	—	—	—	6,192	—
Granting of treasury shares to employees	—	—	—	—	(8,869)	—	—	8,869	—	—
Change in the consolidation perimeter	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(1,020)
Balance as of March 31, 2013	475,710,833	28,542	5,623	378,924	3,810,955	247,133	(64,538)	(83,060)	4,323,579	12,363

Balance as of January 1, 2014	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,142,828	7,107

Total Comprehensive Income as of March 31, 2014	—	—	—	—	141,695	—	15,854	—	157,549	1,956

Exercise of stock options	4,322,476	259	—	5,895	—	—	—	—	6,154	—
Non-cash stock based compensation	—	—	—	—	—	10,631	—	—	10,631	—
Excess tax benefit on stock options	—	—	—	2,437	—	—	—	—	2,437	—
Granting of treasury shares to employees	—	—	—	—	(9,185)	—	—	9,185	—	—
Dividends	—	—	—	—	—	—	—	—	—	(1,054)
Balance as of March 31, 2014	481,883,149	28,912	5,711	420,395	4,090,586	279,464	(431,593)	(73,875)	4,319,599	8,009

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	March 31, 2014 (unaudited)	March 31, 2013 (unaudited)

Income before provision for income taxes		248,360	250,987

Stock-based compensation		10,631	6,666
Depreciation and amortization	10/11	89,637	90,529
Net loss fixed assets and other	10	2,097	4,207
Financial charges		26,029	26,555
Changes in accounts receivable		(160,690)	(215,641)
Changes in inventories		21,613	(9,848)
Changes in accounts payable		(62,765)	(48,398)
Changes in other assets/liabilities		1,864	(29,793)

Total adjustments		(71,584)	(175,723)

Cash provided by operating activities		176,776	75,264
Interest paid		(34,258)	(37,340)
Tax paid		(15,086)	(14,164)

Net cash provided by operating activities		127,432	23,761

Additions of property, plant and equipment	10	(50,208)	(42,648)
Purchases of businesses—net of cash acquired(*)	4	(29,329)	(72,921)
Increase in investment(**)	12	—	(45,000)
Additions to intangible assets	11	(31,047)	(27,046)

Cash used in investing activities		(110,584)	(187,615)

(*)
Purchases of businesses—net of cash acquired in the first three months of 2014 included the purchase of glasses.com for Euro (29.2) million. In the same period of 2013 purchases of businesses—net of cash acquired included the purchase of Alain Mikli International for Euro (72.1) million and other minor acquisitions for Euro (0.8) million.

(**)
Increase in investment refers to the acquisition of 36.33 percent of the share capital of Salmoiraghi & Viganò in 2013.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	March 31, 2014 (unaudited)	March 31, 2013 (unaudited)

Long-term debt:
—Proceeds	21	495,276	2,900
—Repayments	21	(7,072)	(94,460)
Short-term debt:
—Proceeds		21,132	—
—Repayments		—	(3,534)
Exercise of stock options	25	6,153	44,138
Dividends		(1,054)	(1,020)

Cash (used in)/provided financing activities		514,435	(51,976)

Increase (decrease) in cash and cash equivalents		531,283	(215,831)

Cash and cash equivalents, beginning of the period		617,995	790,093

Effect of exchange rate changes on cash and cash equivalents		114	7,831

Cash and cash equivalents, end of the period		1,149,393	582,096

Luxottica Group S.p.A.

Headquarters and registered office • Via C. Cantù 2—20123 Milan, Italy
 Capital Stock: € 28,676,710.38
authorized and issued

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of MARCH 31, 2014
(UNAUDITED)

1. BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at Via C. Cantù 2, Milan (Italy), organized under the laws of the Republic of Italy.

        The Company is controlled by Delfin S.à r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à r.l.

        The Company's Board of Directors, at its meeting on April 29, 2014, approved the Group's interim condensed consolidated financial statements as of March 31, 2014 (hereinafter referred to as the "Financial Report") for publication.

        The financial statements included in this Financial Report are unaudited.

2. BASIS OF PREPARATION

        This Financial Report has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998 and subsequent modifications and in accordance with the CONSOB Issuers Regulation in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union in accordance with the regulation (CE) n. 1606/2002 of the European Parliament and of the Council of July 19, 2002. Furthermore, this financial report has been prepared in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting, and of the provisions which implement Article 9 of Legislative Decree no. 38/2005.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named "Standing Interpretation Committee" (SIC).

        This unaudited Financial Report should be read in connection with the consolidated financial statements as of December 31, 2013, which were prepared in accordance with IFRS, as endorsed by the European Union.

        In accordance with IAS 34, the Group has chosen to publish a set of condensed financial statements in its financial report as of March 31, 2014.

        The principles and standards used in the preparation of this unaudited Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2013, except as described in Note 3 "New Accounting Principles," and taxes on income which are accrued using the tax rate that would be applicable to projected total annual profit.

        This Financial Report has been prepared on a going concern basis. Management believes that there are no indicators that may cast significant doubt upon the Group's ability to continue as a going concern, in particular, over the next twelve months.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2014
(UNAUDITED)

2. BASIS OF PREPARATION (Continued)

        This Financial Report is composed of the consolidated statements of financial position, the consolidated statements of income, the consolidated statements of comprehensive income, the consolidated statements of changes in equity, the consolidated statements of cash flows and Notes to the Condensed Consolidated Financial Statements as of March 31, 2014.

        The financial statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The Group also applied the CONSOB resolution n. 15519 of July 27, 2006 and the CONSOB communication n. 6064293 of July 28, 2006.

        The preparation of this report required management to use estimates and assumptions that affected the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, and the actuarial calculations necessary to calculate certain employee benefits liabilities, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, unless there are indicators which require updates to estimates.

3. NEW ACCOUNTING PRINCIPLES

        There are no new accounting principles issued or modified during the first three months of 2014. For the new accounting principles applicable starting from January 1, 2014, please refer to Note 2 of Notes to the Audited Consolidated Financial Statements as of December 31, 2013.

4. BUSINESS COMBINATIONS

        On January 31, 2014, the Company completed the acquisition of glasses.com. The consideration for the acquisition was USD 40 million (approximately Euro 29 million). The difference between the consideration paid and the net assets acquired was provisionally recorded as goodwill and intangible assets. In accordance with IFRS 3—Business combinations, the value of assets acquired and liabilities assumed will be definitively determined within 12 months after the acquisition date.

5. SEGMENT REPORTING

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution and (2) Retail Distribution.

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information periodically analyzed by the Group's Chief Executive Officer, in his role as Chief Operating Decision Maker, to make decisions about resources to be allocated to the segments and assess their performance. Total assets for each reporting

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2014
(UNAUDITED)

5. SEGMENT REPORTING (Continued)

segment are no longer disclosed as they are not key indicators which are monitored in order to assess the Group's financial performance.

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

Three months ended March 31, 2014 (unaudited)
Net sales(a)	804,615	1,037,719	—	1,842,334
Income from operations(b)	193,944	124,421	(48,151)	270,214
Interest income				2,831
Interest expense				(26,029)
Other-net				1,345
Income before provision for income taxes				248,360
Provision for income taxes				(89,382)
Net income				158,978
Of which attributable to:
Luxottica stockholders				157,327
Non-controlling interests				1,651
Capital expenditures	33,672	47,302	—	80,974
Depreciation and amortization	27,800	42,554	19,284	89,638
Three months ended March 31, 2013 (unaudited)
Net sales(a)	780,999	1,083,120	—	1,864,119
Income from operations(b)	188,398	132,193	(45,774)	274,817
Interest income				2,548
Interest expense				(26,555)
Other-net				177
Income before provision for income taxes				250,987
Provision for income taxes				(90,366)
Net income				160,621
Of which attributable to:
Luxottica Stockholders				159,233
Non-controlling Interests				1,387
Capital expenditures	28,393	40,437	—	68,830
Depreciation and amortization	25,333	43,535	21,661	90,529

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2014
(UNAUDITED)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

(Amounts in thousands of Euro)	As of March 31, 2014 (unaudited)	As of December 31, 2013 (audited)

Cash at bank	1,141,304	607,499
Checks	5,279	7,821
Cash and cash equivalents on hand	2,810	2,626

Total	1,149,393	617,995

7. ACCOUNTS RECEIVABLE

(Amounts in thousands of Euro)	As of March 31, 2014 (unaudited)	As of December 31, 2013 (audited)

Accounts receivable	883,676	715,527
Allowance for doubtful accounts	(39,478)	(35,231)

Total	844,198	680,296

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

8. INVENTORIES

(Amounts in thousands of Euro)	As of March 31, 2014 (unaudited)	As of December 31, 2013 (audited)

Raw materials	162,899	163,809
Work in process	37,816	36,462
Finished goods	600,743	612,814
Less: inventory obsolescence reserves	(120,173)	(114,135)

Total	681,284	698,950

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2014
(UNAUDITED)

9. OTHER ASSETS

(Amounts in thousands of Euro)	As of March 31, 2014 (unaudited)	As of December 31, 2013 (audited)

Sales taxes receivable	48,200	47,105
Short-term borrowings	1,450	770
Accrued income	1,726	1,418
Other financial assets	32,716	41,293

Total financial assets	84,092	90,586

Income tax receivable	52,727	46,554
Advances to suppliers	25,865	19,546
Prepaid expenses	70,456	51,469
Other assets	30,714	30,606

Total other assets	179,762	148,175

Total other current assets	263,855	238,761

        Other financial assets included amounts (i) recorded in the North American Retail Division totaling Euro 8.9 million as of March 31, 2014 (Euro 12.1 million as of December 31, 2013) and (ii) derivative financial assets of Euro 2.8 million as of March 31, 2014 (Euro 6.0 million as of December 31, 2013).

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties of Euro 30.7 million as of March 31, 2014 (Euro 30.6 million as of December 31, 2013).

        Prepaid expenses mainly relate to the payments of monthly rental expenses incurred by the Group's North America and Asia-Pacific retail divisions.

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2014
(UNAUDITED)

NON-CURRENT ASSETS

10. PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment during the first three months of 2013 and 2014 were as follows:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2013
Historical cost	913,679	1,074,258	38,087	615,957	2,641,981
Accumulated depreciation	(438,046)	(668,561)	(10,337)	(332,644)	(1,449,588)

Balance as of January 1, 2013	475,633	405,697	27,750	283,313	1,192,394

Increases	5,984	14,547	—	22,117	42,648
Decreases	(805)	—	—	(5,894)	(6,699)
Business combinations	2,471	770	—	913	4,154
Translation differences and other	11,632	27,399	—	(17,776)	21,255
Depreciation expense	(15,293)	(22,860)	(382)	(14,548)	(53,083)

Balance as of March 31, 2013	479,622	425,553	27,368	268,125	1,200,668

Historical cost	941,767	1,113,242	38,087	617,671	2,710,767
Accumulated depreciation	(462,145)	(687,689)	(10,719)	(349,546)	(1,510,099)

Balance as of March 31, 2013	479,622	425,553	27,368	268,125	1,200,668

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2014
Historical cost	910,968	1,107,816	38,145	612,555	2,669,485
Accumulated depreciation	(454,957)	(681,918)	(11,894)	(337,480)	(1,486,249)

Balance as of January 1, 2014	456,011	425,898	26,252	275,075	1,183,236

Increases	7,251	12,334	—	30,623	50,208
Decreases	(288)	(1,319)	—	(413)	(2,020)
Business combinations	4	4,100	—	488	4,592
Translation differences and other	1,180	10,418	—	(12,970)	(1,372)
Depreciation expense	(14,686)	(23,828)	(385)	(13,790)	(52,688)

Balance as of March 31, 2014	449,471	427,604	25,867	279,013	1,181,955

Historical cost	913,626	1,128,201	38,145	626,782	2,706,754
Accumulated depreciation	(464,155)	(700,597)	(12,278)	(347,769)	(1,524,799)

Balance as of March 31, 2014	449,471	427,604	25,867	279,013	1,181,955

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2014
(UNAUDITED)

10. PROPERTY, PLANT AND EQUIPMENT (Continued)

        The increase in property, plant and equipment from business combinations is mainly due to the acquisition of glasses.com. For further details abount the effects of the acquisition of glasses.com please refer to Note 4—"Business combinations."

        Of the total depreciation expense of Euro 52.7 million for the first three months of 2014 (Euro 53.1 million in the same period of 2013), Euro 19.3 million (Euro 17.4 million in the same period of 2013) is included in cost of sales, Euro 26.2 million (Euro 28.5 million in the same period of 2013) in selling expenses, Euro 1.6 million (Euro 1.1 million in the same period of 2013) in advertising expenses and Euro 5.5 million (Euro 6.1 million in the same period of 2013) in general and administrative expenses.

        Capital expenditures in the first three months of 2014 and 2013 mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores with leases that were extended during their respective periods.

        Other equipment includes Euro 74.8 million for assets under construction at March 31, 2014 (Euro 70.9 million at December 31, 2013).

        Leasehold improvements totaled Euro 143.8 million and Euro 149.5 million at March 31, 2014 and December 31, 2013, respectively.

11. GOODWILL AND INTANGIBLE ASSETS

        Changes in intangible assets in the first three months of 2013 and 2014 were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and Trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2013
Historical cost	3,148,770	1,563,447	247,730	21,752	547,254	5,528,953
Accumulated amortization	—	(713,608)	(83,553)	(8,433)	(228,902)	(1,034,496)

Balance as of January 1, 2013	3,148,770	849,839	164,177	13,319	318,352	4,494,457

Increases	—	—	—	—	27,046	27,046
Decreases	—	—	—	—	(25)	(25)
Intangible assets from business acquisitions	73,985	4,517	—	—	316	78,818
Translation differences and other	76,774	21,446	4,420	396	23,491	126,546
Amortization expense	—	(17,283)	(3,730)	(272)	(16,163)	(37,448)

Balance as of March 31, 2013	3,299,528	858,539	164,867	13,443	353,018	4,689,395

Of which
Historical cost	3,299,528	1,604,190	254,702	22,413	605,717	5,786,550
Accumulated amortization	—	(745,651)	(89,835)	(8,970)	(252,699)	(1,097,155)

Balance as of March 31, 2013	3,299,528	858,539	164,867	13,443	353,018	4,689,395

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2014
(UNAUDITED)

11. GOODWILL AND INTANGIBLE ASSETS (Continued)

(Amounts in thousands of Euro)	Goodwill	Trade names and Trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2014
Historical cost	3,045,216	1,490,809	231,621	20,811	624,468	5,412,925
Accumulated amortization	—	(729,915)	(93,148)	(9,109)	(274,400)	(1,106,572)

Balance as of January 1, 2014	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Increases	—	6	—	—	30,917	30,923
Decreases	—	—	—	—	(43)	(43)
Intangible assets from business acquisitions	12,720	876	—	—	8,733	22,329
Translation differences and other	5,854	3,246	642	4	(604)	9,143
Amortization expense	—	(15,753)	(3,390)	(262)	(17,543)	(36,949)

Balance as of March 31, 2014	3,063,790	749,269	135,725	11,444	371,528	4,331,755

Of which
Historical cost	3,063,790	1,497,689	232,312	20,815	662,668	5,477,273
Accumulated amortization	—	(748,420)	(96,588)	(9,371)	(291,140)	(1,145,519)

Balance as of March 31, 2014	3,063,790	749,269	135,725	11,444	371,528	4,331,755

        The increase in goodwill and other intangible assets from business acquisitions mainly relates to the acquisition of glasses.com in January 2014 for Euro 29.2 million (USD 40 million). For additional details on the acquisition please refer to Note 4—"Business Combinations."

        Of the total amortization expense of Euro 36.9 million of the first three months of 2014 (Euro 37.4 million in the same period of 2013), Euro 1.1 million (Euro 1.4 million in the same period of 2013) is included in cost of sales, Euro 2.7 million (Euro 1.7 million in the same period of 2013) in selling expenses and Euro 33.2 million (Euro 34.4 million in the same period of 2013) in general and administrative expenses.

        The increase in other intangible assets is mainly due to the continued implementation of a new IT platform, which was originally introduced in 2008.

12. INVESTMENTS

        Investments amounted to Euro 58.2 million as of March 31, 2014 (Euro 58.1 million at December 31, 2013) and mainly included investments in (i) Eyebiz Laboratories Pty Limited of Euro 5.2 million (Euro 4.7 million at December 31, 2013) and (ii) a 36.33% equity stake of Salmoiraghi & Viganò, originally valued at Euro 45.0 million and was completed on March 25, 2013.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2014
(UNAUDITED)

13. OTHER NON-CURRENT ASSETS

(Amounts in thousands of Euro)	As of March 31 2014 (unaudited)	As of December 31 2013 (audited)

Other financial assets	60,691	57,390
Other assets	61,934	69,193

Other non-current assets	122,625	126,583

        Other non-current financial assets were primarily comprised of security deposits of Euro 29.1 million as of March 31, 2014 (Euro 28.7 million at December 31, 2013). The remaining portion of the balance is split amoung the Group's subsidiaries, none of them representing significant amounts on a standalone basis as of March 31, 2014 and 2013 respectively.

        The carrying value of financial assets approximates their fair value and corresponds to the Group's maximum exposure to credit risk. The Group does not utilize guarantees or other credit support instruments for managing credit risk.

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 61.9 million (Euro 69.2 million as of December 31, 2013).

14. DEFERRED TAX ASSETS AND LIABILITIES

        The balance of deferred tax assets and liabilities as of March 31, 2014 and December 31, 2013 is as follows:

(Amounts in thousands of Euro)	As of March 31 2014 (unaudited)	As of December 31 2013 (audited)

Deferred tax assets	180,213	172,623
Deferred tax liabilities	252,578	268,078

Deferred tax liabilities (net)	72,365	95,455

        Deferred tax assets primarily relate to temporary differences between the tax values and carrying amounts of inventories, fixed and intangible assets, pension funds, tax losses and provisions for risks and other charges. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of property, plant and equipment and intangible assets. The decrease in deferred tax liabilities (net) is mainly due to an increase in pension plan liabilities as a result of a decrease in the discount rate applied in March 2014 as compared to the one used to calculate liabilities as of December 31, 2013.

15. SHORT-TERM BORROWINGS

        Short-term borrowings at March 31, 2014 reflect bank overdrafts and short term borrowings with various banks. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2014
(UNAUDITED)

15. SHORT-TERM BORROWINGS (Continued)

        As of March 31, 2014 and December 31, 2013, the Company had unused short-term lines of credit of approximately Euro 740.4 million and Euro 742.6 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 259.0 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At March 31, 2014, these credit lines were utilized in the amount of Euro 0.1 million.

        Luxottica U.S. Holdings Corp. ("US Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 99.9 million (USD 137.7 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At March 31, 2014, there were no amounts borrowed against these lines. However, there was Euro 40.0 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus a percentage from 0.0 to 0.2 based on the different lines of credit.

        The carrying value of short-term borrowings approximates their fair value.

16. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in Note 21—"Long-term Debt."

17. ACCOUNTS PAYABLE

        Accounts payable were Euro 617.6 million and Euro 681.2 million as of March 31, 2014 and December 31, 2013, respectively. The balance is due in its entirety within 12 months.

        The carrying value of accounts payable approximates their fair value.

18. INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

(Amounts in thousands of Euro)	As of March 31, 2014 (unaudited)	As of December 31, 2013 (audited)

Current year income taxes payable fund	137,495	44,072
Income taxes advance payment	(35,534)	(34,595)

Total	101,961	9,477

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2014
(UNAUDITED)

19. SHORT TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance as of March 31, 2013 and 2014 is detailed below respectively:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2012	578	4,769	12,150	12,477	36,057	66,032
Increases	—	3,597	8,164	4,637	17,050	33,448
Decreases	(145)	(2,579)	(337)	(1,013)	(10,916)	(14,989)
Foreign translation difference reclassifications and other movements	101	156	56	(91)	730	952

Balance as of March 31, 2013	534	5,944	20,033	16,011	42,921	85,443

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2013	997	5,535	63,928	14,772	38,455	123,688
Increases	—	3,868	—	6,863	13,223	23,955
Decreases	(58)	(3,790)	(26)	(2,898)	(8,328)	(15,101)
Foreign translation difference reclassifications and other movements	(104)	5	37	(1)	(14)	(77)

Balance as of March 31, 2014	835	5,619	63,939	18,736	43,336	132,465

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2014
(UNAUDITED)

20. OTHER LIABILITIES

(Amounts in thousands of Euro)	As of March 31, 2014 (unaudited)	As of December 31, 2013 (audited)

Premiums and discounts	3,220	2,674
Leasing rental	16,188	16,535
Insurance	7,823	10,008
Sales taxes payable	49,971	37,838
Salaries payable	211,661	228,856
Due to social security authorities	41,234	33,640
Sales commissions	8,067	9,008
Royalties payable	3,454	3,742
Derivative financial liabilities	1,754	1,729
Other liabilities	137,777	130,742

Total financial liabilities	481,149	474,882

Deferred income	7,112	9,492
Advances from customers	35,283	33,396
Other liabilities	5,279	5,280

Total liabilities	47,674	48,168

Total other current liabilities	528,823	523,050

21. LONG-TERM DEBT

        Long-term debt was Euro 2,513.4 million and Euro 2,306.1 million as of March 31, 2014 and 2013, respectively.

        The roll-forward of long term debt as of March 31, 2013 and 2014 is as follows:

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Credit agreement with various financial institutions	Credit agreement with various financial institutions for Oakley acquisition	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2013	367,743	1,723,225	45,664	174,922	50,624	2,362,178

Proceeds from new and existing loans	—	—	—	—	2,900	2,900
Repayments	(30,000)	—	(45,767)	—	(18,693)	(94,460)
Loans assumed in business combinations	—	—	—	—	16,553	16,553
Amortization of fees and interests	343	(11,491)	33	47	4,420	(6,991)
Foreign translation difference	—	18,623	69	5,315	1,600	25,607
Balance as of March 31, 2013	338,086	1,730,357	—	180,284	57,403	2,306,130

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2014
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2014	298,478	1,683,970	52,061	2,034,510

Proceeds from new and existing loans	—	494,655	621	495,276
Repayments	—	—	(7,072)	(7,072)
Loans assumed in business combinations	—	—	—	—
Amortization of fees and interests	408	(9,295)	—	(8,887)
Foreign translation difference	—	138	(538)	(400)
Balance as of March 31, 2014	298,066	2,169,468	45,072	2,513,426

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take appropriate action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional indebtedness (for more details see note 3(f)—Default risk: negative pledges and financial covenants to the 2013 Consolidated Financial Statements). As of March 31, 2014, we were in compliance with these financial covenants.

        The table below summarizes the Group's long-term debt.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of March 31, 2014	Maturity

2009 Term Loan		Luxottica Group S.p.A.	November 11, 2009	EUR	300,000,000	300,000,000	Euribor + 1.00%/2.75%	1.237%	November 30, 2014
Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015
Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
Revolving Credit Facility 2012		Luxottica Group S.p.A.	April 17, 2012	EUR	500,000,000	—	Euribor + 1.30%/2.25%	—	April 10, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	USD	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	February 10, 2014	EUR	500,000,000	500,000,000	2.625%	2.625%	February 10, 2024

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2014
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        The floating rate measures under "Coupon/Pricing" are based on the corresponding Euribor (Libor for US dollar loans) plus a margin in the range, indicated in the table, based on the "Net Debt/EBITDA" ratio, as defined in the applicable debt agreement.

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. On January 20, 2014, the Notes were assigned an A- credit rating by Standard & Poor's.

        On April 17, 2012, the Group and U.S. Holdings entered into a multicurrency (Euro/USD) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. The facility matures on April 10, 2019 and was not drawn as of March 31, 2014.

        On May 10, 2013 the Group Board of Directors authorized a Euro 2 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are listed on the Luxembourg Stock Exchange.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. Interest on the Notes accrues at 2.625% per annum. The Notes were assigned an A- credit rating.

        The fair value of long-term debt as of March 31, 2014 was equal to Euro 2,712.3 million (Euro 2,144.9 as of December 31, 2013). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt, and adjusted in order to take into account the Group's current credit rating. The fair value of long-term debt excludes lease liabilities.

        On March 31, 2014 the Group had unused uncommitted lines (revolving) of Euro 500 million.

        Long-term debt, including capital lease obligations, as of March 31, 2014, matures as follows:

(Amounts in thousands of Euro)

2014	303,999
2015	621,184
2016	—
2017	98,116
2018 and subsequent years	1,487,300
Effect deriving from the adoption of the amortized cost method	16,864

Total	2,513,245

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2014
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

	(Amounts in thousands of Euro)	Notes	March 31, 2014 unaudited	December 31, 2013 audited

A	Cash and cash equivalents	6	1,149,393	617,995
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	9	2,807	6,039
D	Availabilities (A) + (B) + (C)		1,152,200	624,035
E	Current Investments
F	Bank overdrafts	15	65,182	44,921
G	Current portion of long-term debt	16	312,220	318,100
H	Hedging instruments on foreign exchange rates	20	1,754	1,471
I	Hedging instruments on interest rates	20	—	—
J	Current Liabilities (F) + (G) + (H) + (I)		379,156	364,492
K	Net Liquidity (J) - (E) - (D)		(773,044)	(259,543)
L	Long-term debt	21	31,738	32,440
M	Notes payables	21	2,169,468	1,683,970
N	Hedging instruments on interest rates	24	—	—
O	Total Non-Current Liabilities (L) + (M) + (N)		2,201,206	1,716,410
P	Net Financial Position (K) + (O)		1,428,162	1,456,867

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	March 31, 2014 (unaudited)	December 31, 2013 (audited)

Net Financial Position, as presented in the Notes	1,428,162	1,456,867

Hedging instruments on foreign exchange rates	2,807	6,039
Hedging instruments on interest rates—ST	—	—
Hedging instruments on foreign exchange rates	(1,754)	(1,471)
Hedging instruments on interest rates—LT	—	—

Net Financial Position	1,429,215	1,461,435

        Our net financial position with respect to related parties is not material.

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 13.

        IFRS 13 refers to valuation hierarchy techniques which are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2014
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

  a)
  Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

  b)
  Utilization of valuation techniques that are primarily based on observable market prices; and

  c)
  Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on March 31, 2014 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		March 31, 2014
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	2,807	—	2,807	—
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	1,754	—	1,754	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2013
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,039	—	6,039	—
Interest Rate Derivatives	Other current liabilities	1,471	—	1,471	—

        As of March 31, 2014 and December 31, 2013, the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currencies with maturities of less than one year. The fair value of the portfolio is valued using observable market inputs including yield curves and foreign exchange spot and forward prices.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2014
(UNAUDITED)

22. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 100.2 million as of March 31, 2014 (Euro 76.4 million at December 31, 2013). The balance mainly included liabilities related to post-employment benefits of our Italian employees of Euro 46.3 million (Euro 46.8 million as of December 31, 2013) and of our U.S. employees of Euro 53.9 million (Euro 29.6 million as of December 31, 2013). The increase is primarily due to a reduction in the discount rate used to calculate the net liabilities as of March 31, 2014.

23. LONG-TERM PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

(Amounts in thousands of Euro)	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of January 1, 2013	8,741	24,049	60,907	25,915	119,612

Increases	463	1,913	115	—	2,490
Decreases	(366)	(2,238)	(176)	(627)	(3,407)
Business combinations	303	—	—	1,926	2,230
Translation difference reclassifications and other movements	(137)	654	511	1,744	2,772

Balance as of March 31, 2013	9,004	24,378	61,357	28,957	123,697

(Amounts in thousands of Euro)	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of January 1, 2014	9,944	23,481	45,556	18,563	97,544

Increases	879	2,658	—	700	4,236
Decreases	(1,375)	(2,426)	(3,366)	(711)	(7,877)
Translation difference reclassifications and other movements	(190)	4	157	4,368	4,338

Balance as of March 31, 2014	9,258	23,717	42,347	22,920	98,241

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.8 million (Euro 5.8 million as of December 31, 2013) and (ii) accruals for decommissioning costs of certain subsidiaries of the Group operating in the retail segment of Euro 3.1 million (Euro 3.1 million as of December 31, 2013).

24. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 75.4 million as of March 31, 2014 (Euro 74.2 million as of December 31, 2013).

        Other long-term payables mainly include other long-term liabilities of the North American retail operations of Euro 39.0 million (Euro 40.3 million as of December 31, 2013).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2014
(UNAUDITED)

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital stock

        The share capital of Luxottica Group S.p.A. at March 31, 2014 amounted to Euro 28,676,710.38 and was comprised of 477,945,173 ordinary shares of stock with a par value of Euro 0.06 per share. At January 1, 2014, the capital stock amounted to Euro 28,653,640.38 and was comprised of 477,560,673 ordinary shares of stock with a par value of Euro 0.06 per share.

        Following the exercise of 384,500 options to purchase ordinary shares of stock granted to employees under existing stock option plans, the capital stock increased by Euro 23,070 in the first three months of 2014.

        The 384,500 options exercised in the period included 27,000 from the 2005 grant, 25,000 from the 2008 grant, 115,000 from the 2009 ordinary grant (reassignment of the 2006 and 2007 ordinary grants), 100,000 from the extraordinary 2009 grant (reassignment of the 2006 performance grant), 27,500 from the ordinary 2009 grant and 90,000 from the ordinary 2010 grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated subsidiaries' equity in excess of the corresponding carrying amounts of investments in the same subsidiaries. This item also includes amounts arising as a result of consolidation adjustments.

Translation of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 73.9 million as of March 31, 2014 (Euro 83.1 million as of December 31, 2013). The decrease of Euro 9.2 million was due to 509,500 grants to certain top executives of treasury shares as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2011 PSP. As a result of these equity grants, the number of Group treasury shares was reduced to 3,647,725 as of March 31, 2014 from 4,157,225 as of December 31, 2013.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2014
(UNAUDITED)

26. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 8.0 million and Euro 7.1 million at March 31, 2014 and December 31, 2013, respectively.

27. NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Section 3—"Financial Results" in the Management Report on the Interim Financial Results as of March 31, 2014 (unaudited).

28. COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  Royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 510.2 million as of March 31, 2014 and Euro 536.9 million as of December 31, 2013.

  •
  Rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,184.7 million as of March 31, 2014 and Euro 1,225.5 million as of December 31, 2013.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of machinery and equipment and auto lease commitments were Euro 100.5 million as of March 31, 2014 and Euro 120.1 million as of December 31, 2013.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At March 31, 2014, the Group's maximum liability amounted to Euro 1.5 million (Euro 1.7 million at December 31, 2013).

  •
  A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.4 million (USD 1.9 million) at March 31, 2014 (Euro 1.1 million at December 31, 2013). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. This liability is not significant to the Interim Financial Results as of March 31, 2014 (unaudited).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2014
(UNAUDITED)

28. COMMITMENTS AND RISKS (Continued)

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti- competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing, and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

29. RELATED PARTY TRANSACTIONS

Licensing agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The license expires on December 31, 2014 but is renewable until December 31, 2019. Royalties paid under this agreement to BBG amounted to Euro 0.2 million and Euro 0.2 million in the first three months of 2014 and 2013, respectively.

Service Revenues

        During the periods ended March 31, 2014 and 2013, respectively, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided during these periods were immaterial in each period. Management believes that the compensation received for these services was fair to the Company.

Incentive Stock option plan

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. In the first three months of 2014, the last 0.3 million rights were

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2014
(UNAUDITED)

29. RELATED PARTY TRANSACTIONS (Continued)

exercised as part of this plan. In the same period of 2013, 0.7 million rights were exercised. There were approximately 330 thousands options outstanding as of March 31, 2013.

        A summary of related party transactions as of March 31, 2014 and March 31, 2013 is provided below:

	Consolidated Statement of Income		Consolidated Statement of Financial Position
As of March 31, 2014 Related parties (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc	145	236	10	269
Eyebiz Laboratories Pty Limited	359	12,865	7,020	9,996
Salmoiraghi & Viganò	3,232	—	52,354	—
Others	506	321	2,508	465

Total	4,242	6,488	61,891	10,730

	Consolidated Statement of Income		Consolidated Statement of Financial Position
As of March 31, 2013 Related parties (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group Inc	27	264	41	66
Eyebiz Laboratories Pty Limited	527	12,805	8,112	6,871
Salmoiraghi & Viganò	—	—	52,528	—
Others	684	204	646	131

Total	1,238	13,273	61,328	7,069

        Total remuneration due to key managers in the first three months of 2014 amounted to approximately Euro 15.4 million (Euro 14.8 million at March 31, 2013).

30. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended March 31, 2014 and 2013, amounting to Euro 157.3 million and Euro 159.2 million, respectively, to the number of outstanding shares on such dates—basic and dilutive of the Company.

        Basic earnings per share in the first three months of 2014 amounted to Euro 0.33 compared to Euro 0.34 in the same period in 2013. Diluted earnings per share in the first three months of 2014 amounted to Euro 0.33, compared to Euro 0.34 in the same period in 2013.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2014
(UNAUDITED)

30. EARNINGS PER SHARE (Continued)

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of March 31
	2014	2013

Weighted average shares outstanding—basic	473,699,357	469,697,345
Effect of dilutive stock options	3,683,831	3,044,883
Weighted average shares outstanding—dilutive	477,383,188	472,742,228
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	3,101,692	3,298,267

31. ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in the first three months of 2014 or 2013.

32. SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 44.4 percent and 41.7 percent of our net sales in the first three months of 2014 and 2013, respectively.

33. SUBSEQUENT EVENTS

        On April 15, 2014, Luxottica Group and Michael Kors Holidings Limited announced they signed a new and exclusive eyewear license agreement for the Michael Kors Collection and MICHAEL Michael Kors eyewear with a term of 10 years. The first collection produced with Luxottica will launch in January 2015. The brand's two luxury eyewear collections will be carried around the world in Michael Kors stores, department stores, select travel retail locations, independent optical locations and Luxottica's retail stores.

******************************************************

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of March 31, 2014	Final exchange rate as of March 31, 2014	Average exchange rate as of March 31, 2013	Final exchange rate as of December 31, 2013

(per €1)
Argentine Peso	10.4189	11.0347	6.6169	8.9891
Australian Dollar	1.5275	1.4941	1.2707	1.5423
Brazilian Real	3.2400	3.1276	2.6357	3.2576
Canadian Dollar	1.5107	1.5225	1.3308	1.4671
Chilean Peso	755.8619	761.9770	623.5047	724.7690
Chinese Renminbi	8.3576	8.5754	8.2168	8.3491
Colombian Peso	2,747.6343	2,711.9300	2,364.6664	2,664.4199
Croatian Kuna	7.6498	7.6475	7.5839	7.6265
Great Britain Pound	0.8279	0.8282	0.8510	0.8337
Hong Kong Dollar	10.6287	10.6973	10.2380	10.6933
Hungarian Forint	307.9319	307.1800	296.6268	297.0400
Indian Rupee	84.5794	82.5784	71.5076	85.3660
Israeli Shekel	4.7892	4.8095	4.8933	4.7880
Japanese Yen	140.7978	142.4200	121.7803	144.7200
Malaysian Ringgit	4.5184	4.4976	4.0682	4.5221
Mexican Peso	18.1299	18.0147	16.6901	18.0731
Namibian Dollar	14.8866	14.5875	11.8263	14.5660
New Zealand Dollar	1.6371	1.5952	1.5815	1.6762
Norwegian Krona	8.3471	8.2550	7.4303	8.3630
Peruvian Nuevo Sol	3.8480	3.8733	3.3979	3.8586
Polish Zloty	4.1843	4.1719	4.1562	4.1543
Russian Ruble	48.0425	48.7800	n.a.	45.3246
Singapore Dollar	1.7379	1.7366	1.6338	1.7414
South African Rand	14.8866	14.5875	11.8263	14.5660
South Korean Won	1,465.3424	1,465.9800	1,432.9646	1,450.9301
Swedish Krona	8.8569	8.9483	8.4943	8.8591
Swiss Franc	1.2237	1.2194	1.2283	1.2276
Taiwan Dollar	41.4836	42.0104	38.9193	41.1400
Thai Baht	44.7221	44.7090	39.3305	45.1780
Turkish Lira	3.0372	2.9693	2.3571	2.9605
U.S. Dollar	1.3696	1.3788	1.3200	1.3791
United Arab Emirates Dirham	5.0306	5.0643	4.8483	5.0654

        The officer responsible for preparing the Company's financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

Milan, April 29, 2014

Enrico Cavatorta
(Manager responsible for financial reporting)

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
GRASBRUNN - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBON - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA RETAIL UK LIMITED
ST. ALBANS - HERTFORDSHIRE (UK)

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

 ALAIN MIKLI INTERNATIONAL SAS
PARIS - FRANCE

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
WIEN - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC.
NEW BRUNSWICK (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
NEW BRUNSWICK (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
SANTIAGO - CHILE

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRAZIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI (UNITED ARAB EMIRATES)

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN - OBSERVATORY (SOUTH AFRICA)

 RAYBAN SUN OPTICS INDIA LTD
GURGAON - HARYANA (INDIA)

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO LTD
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

 LUXOTTICA WHOLESALE (THAILAND) LTD
BANGKOK - THAILAND

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.P.A.

Date: May 12, 2014	By: /s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER